FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  31 March 2004




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Final Results dated 31 March 2004




                           Baltimore Technologies plc
        Unaudited financial results for the year ended 31 December 2003

London, UK - 31 March 2004 - Baltimore Technologies plc (London: BLM) today announced its unaudited results for the year ending 31 December 2003.

   -Cash balance at year end of GBP24.7m represents an increase of 38% over the previous year

   -Net Asset Position at year end of GBP22.6m compared with GBP16.4m at 31
    December 2002 representing an increase of 38%

   -Headcount at year end of 30 and currently stands at 10

   -Total Revenues were for 2003 were GBP18.2m (2002 : GBP35.0m) representing a decrease of 48%

   -After Exceptional Items Profit before Tax for 2003 was GBP7.3m (2002: loss before tax (GBP65.3m))

   -LBITDAE of GBP2.8m (2002 : GBP16.6m), representing an improvement of 83%:
    See Reconciliation attached

   -All trading operations now sold

Executive Chairman's Review of 2003

2003 has been a year of fundamental change and a turning point in Baltimore's development. When I was invited to become Chief Executive in October 2001 to address the financial crisis facing the Company, Baltimore was incurring an average monthly loss of nearly GBP6 million, with only GBP21 million of cash and no identifiable sources of additional capital. This situation was clearly unsustainable and, as part of our strategy to preserve value for shareholders, some hard decisions and tough actions have had to be taken.

We began 2003 with an already-slimmed-down operation, comprising our core business of authorisation and public key based authentication products and solutions. After a slow start in 2003, we recognised that Baltimore lacked the scale to compete profitably, and at our AGM in May 2003 we announced the commencement of a controlled sale process, in order to best protect our stakeholders - our shareholders, customers and employees. This point was further emphasized by the fact that as at 30 June 2003 our net asset value was GBP5.0 million. Although this process generated interest in the Company as a whole, it became clear that we would achieve the best value for shareholders by selling specific parts of the Company to individual parties.

In August 2003, following approval at an EGM, we completed the sale of the SelectAccess business to HewlettPackard for GBP8.3 million. In September 2003, we completed both the sale of the managed services operations to beTRUSTed for GBP1.1 million, and the sale of our OmniRoot business to beTRUSTed for approximately GBP2.0 million.

Finally, in September 2003, we announced the proposed disposal of our core PKI business to beTRUSTed for GBP5.0 million, and this proposal was approved by our shareholders at an EGM in November, and completed in December.

Board and Management Changes in 2003

Simon Enoch, who had been EVP, Company Secretary and General Legal Counsel since January 1998, left the Company as an employee and joined the Board as a non-Executive Director with effect from 1 August 2003.

To reflect the Group's reduced trading activities and following the approval by shareholders of the disposal of the core PKI business in December 2003, the Board decided that there should be changes at both the Board and management level to reflect this and to further reduce costs.

Peter Morgan, Chairman, resigned from the Board after the EGM on 28 November 2003. Bijan Khezri took over as Chairman while retaining his role as Chief Executive. On the same date Denis Kelly, then EVP Global Business Operations, assumed the role of Chief Financial Officer and Company Secretary, and joined the Board, upon Phil Smith, CFO's resignation with effect from 30 November 2003. David Guyatt, non-Executive Director, resigned from the Board immediately after the EGM on 28 November 2003. John O'Sullivan, EVP Engineering, also resigned from the Company with effect from 30 November 2003.

On 4 December 2003 we announced the appointment of Andrew Hunt as a non-Executive Director, and Andrew took over from John Cunningham as Senior Independent non-Executive Director upon John's retirement from the Board on 31 December 2003.

2004 to Date

Our commitment throughout the year was, and continues to be, maximisation of shareholder value.

In January 2004 we launched a special share dealing service, to enable as many as possible of our large shareholder base, many of whom hold less than 500 shares, to either buy or sell shares without incurring proportionally high trading costs. The service has proved popular with both buyers and sellers and has been recently extended for a further month. Our toll-free shareholder information line* was launched on 24 January 2004.

*Shareholders may access this by dialling 00800 888 8080 (or +44 20 7335 5704 if calling from outside the UK and the Republic of Ireland). The information line is open between 09.00 and 17.30 Monday to Friday.



On 15 March 2004 we announced the sale of our shareholding in Baltimore Japan to beTRUSTed which resulted in a net cash inflow of GBP2.25 million.

The Board is considering a reduction in capital.

The Future of Baltimore Technologies

A separate press release has been released today outlining the Board's vision for the future strategy of Baltimore and the group's ongoing governance and management.
                                    - Ends -

About Baltimore Technologies

Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information:

Smithfield      020 7360 4900

Andrew Hey      +44 (0) 836 276 068
Nick Bastin     +44 (0) 931 500 066
Will Swan       +44 (0) 787 197 508

                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                      ###

The financial information attached does not constitute the Company's statutory accounts for the year ended 31 December 2003. The financial information for the years ended 2002 and 2001 is derived from the statutory accounts for the years ended 2002 and 2001 which have been delivered to the registrar of companies. The auditors have reported on the 2002 and 2001 accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for 2003 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the registrar of companies following the Company's Annual General Meeting.



Consolidated profit and loss account+

   ------------------------      ----------     ---------      ---------
                                Unaudited       Audited        Audited
                                  Year to       Year to        Year to
                              31 December   31 December    31 December
                                     2003          2002           2001
   ------------------------      ----------     ---------      ---------
                                   GBP000        GBP000         GBP000
Turnover                           18,171        35,044         70,421
                                 ----------     ---------      ---------
Cost of sales                      (8,100)      (16,025)       (33,091)
                                 ----------     ---------      ---------
Gross profit                       10,071        19,019         37,330
    Administrative
    expenses
    (including
    exceptional
    expenses of
    GBP9,312,000 (2002:
    GBP18,184,000; 2001:
    GBP442,309,000))                (29,176)      (77,801)      (701,189)
                                 ----------     ---------      ---------
Operating loss                    (19,105)      (58,782)      (663,859)

Profit/(Loss) on
sale of businesses                 25,207        (8,049)             -

Profit on sale of
tangible fixed
assets                                  -           591              -

Interest
receivable and
similar income                      1,656         1,251          5,692

Interest payable
and similar
charges                              (458)         (272)        (1,544)
                                 ----------     ---------      ---------
Profit/(loss) on
ordinary
activities before
taxation                            7,300       (65,261)      (659,711)

Tax on
profit/(loss) on
ordinary
activities                            (40)         (403)          (166)
                                 ----------     ---------      ---------
Profit/(loss) on
ordinary
activities after
taxation                            7,260       (65,664)      (659,877)

Minority interest                       -           936          7,029
                                 ----------     ---------      ---------
Profit/(loss) for
the financial
period                              7,260       (64,728)      (652,848)
                                 ----------     ---------      ---------
Profit/(loss) for
   the period
   retained for
   equity
   shareholders                     7,260       (64,728)      (652,848)
                                 ----------     ---------      ---------
Profit/(loss) per                   Pence         Pence          Pence
share

Basic                                14.6        (125.2)      (1,318.1)

Diluted                              13.9
                                 ----------     ---------      ---------

All results above relate to discontinued operations as, during the year, the group sold all its remaining businesses and ceased to trade. Going forward, the group will incur costs in relation to the development of the future strategy of the group and the safeguarding of its assets, for example, office costs, salaries for remaining staff and remuneration for directors.

+ On 12 May 2000 the Company's ordinary shares were split on a 10 for 1 basis. This split was reversed with a 10 for 1 consolidation, approved on 16 December 2002 and implemented with effect from 18 December 2002. All share and per share information has been restated to give effect to this consolidation


Consolidated balance sheet

                   -----------------------------       --------- ---------
                                                     Unaudited     Audited
                                                   31 December 31 December
                                                          2003        2002
                   -----------------------------       --------- ---------

                                                        GBP000      GBP000
Intangible assets                                            -       4,582

Tangible assets                                          1,597       7,359

Investments                                              2,107       6,151
                                                       ---------   ---------
                                                         3,704      18,092
Current assets

Stocks                                                       -          19

Debtors                                                  5,663      15,008

Cash at bank and in hand                                24,675      17,883
                                                       ---------   ---------
                                                        30,338      32,910
                                                       ---------   ---------
Creditors (including convertible debt):
   amounts falling due within one year                  (6,794)    (28,892)
                                                       ---------   ---------
Net current assets                                      23,544       4,018
                                                       ---------   ---------
Total assets less current liabilities                   27,248      22,110

Creditors (including convertible debt):
   amounts falling due after more than one                   -      (1,905)
   year                                                ---------   ---------

                                                        27,248      20,205
Provisions for liabilities and charges                  (4,679)     (3,808)
                                                       ---------   ---------
Net assets                                              22,569      16,397
                                                       ---------   ---------
Capital and reserves

Called up share capital                                    538         535

Share premium account                                  376,054     375,953

Shares to be issued                                      1,078       3,430

Merger reserve                                               -     609,409

Warrant reserve                                         21,501      21,501

Profit and loss account                               (376,602)   (994,431)
                                                       ---------   ---------
Shareholders' funds-equity                              22,569      16,397
                                                       ---------   ---------

Consolidated cash flow statement

        -------------------------        --------    ---------     --------
                                      Unaudited      Audited      Audited
                                        Year to      Year to      Year to
                                    31 December  31 December  31 December
                                           2003         2002         2001
        -------------------------        --------    ---------     --------
                                         GBP000       GBP000       GBP000
Net cash outflow from
operating activities                    (12,357)     (17,466)     (69,955)

Returns on investments
and                                         675        1,163        2,569
servicing of finance

Taxation                                    (23)         392           68

Capital expenditure and
financial investments                     4,460        3,114      (12,462)

Disposals/(Acquisitions)                 15,656        9,821       (7,195)
                                         --------    ---------     --------
Net cash inflow/(outflow)
before financing                          8,411       (2,976)     (86,975)

Financing

Issue of ordinary shares                    104            -        1,908

Repayment of convertible
loan notes                               (1,339)           -      (20,675)

Cash placed in escrow to
secure convertible loan
notes                                         -            -       20,675

Decrease in debt                           (384)        (544)        (835)
                                         --------    ---------     --------
                                         (1,619)        (544)       1,073
                                         --------    ---------     --------
Increase/(Decrease) in
cash                                      6,792       (3,520)     (85,902)
in the year                              --------    ---------     --------


Reconciliation of net cash flow to movement in net funds/(debt)

         -------------------------       --------     --------     --------
                                      Unaudited      Audited      Audited
                                        Year to      Year to      Year to
                                    31 December  31 December  31 December
                                           2003         2002         2001
         -------------------------       --------     --------     --------
                                         GBP000       GBP000       GBP000
Increase/(Decrease) in
cash                                      6,792       (3,520)     (85,902)
in year

Cash flow from decrease in
debt and lease repayments                   384          588          835
                                         --------     --------     --------
Change in net funds
resulting from cash flows                 7,176       (2,932)     (85,067)

Exchange differences                         (6)         162         (644)

Conversion of redeemable
loan notes                                1,555            -       20,675
                                         --------     --------     --------
Movement in net debt in                   8,725       (2,770)     (65,036)
year

Net funds at beginning of
period                                   15,776       18,546       83,582
                                         --------     --------     --------
Net funds at year end                    24,501       15,776       18,546
                                         --------     --------     --------


* Reconciliation of LBITDA/LBITDAE

           ----------------------------          --------      ---------
                                              Unaudited        Audited
                                                   Year           Year
                                                  ended          ended
                                                     31             31
                                               December       December
                                                   2003           2002
            ----------------------------         --------      ---------
                                                 GBP000         GBP000

Operating Loss                                  (19,105)       (58,782)

Exclude

   Depreciation                                   2,384          4,640

   Amortisation                                   4,582         19,328

   Impairment of goodwill
   and intangibles                                    -         12,393
                                                 --------      ---------
LBITDA (Loss before
   interest, tax
   depreciation and
   amortisation of goodwill
   and intangibles)                            (12,139)       (22,421)

Exceptional Items
   (excluding impairment of
   goodwill and
   intangibles, included in
   amortisation)                                 9,312          5,791
                                                 --------      ---------
LBITDAE (Loss before
   interest, tax,
   depreciation,
   amortisation of goodwill
   and intangibles,
   exceptional items and
   profit/(loss) on sale of
   trade, assets and
   subsidiaries)                                (2,827)       (16,630)
                                                 --------      ---------







END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 31 March 2004